Exhibit 99.1

Investor contact:	Jérôme Arnaud

+1 (650) 567 8103

+33 (1) 49 08 35 16

jarnaud@ilog.com

Press contact:	Susan Peters

ILOG, Inc.

+1 (650) 567 8109

speters@ilog.com

ILOG ANNOUNCES 2006 THIRD QUARTER RESULTS

Record Revenues, License Growth and Profitability Highlighted

PARIS, France and MOUNTAIN VIEW, Calif. – April 27, 2006 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for its fiscal 2006 third quarter, ended March 31, 2006. Revenues were at a record level of $37.4 million, representing 19% growth over last year’s third quarter revenues of $31.4 million. The company posted a net profit of $2.8 million with earnings per share (EPS) at $0.14 for the quarter, compared with a net profit of $1.1 million and EPS of $0.06 for the third quarter of fiscal 2005.

The net profit this quarter includes a non-cash expense related to stock-based compensation of $0.3 million, or $0.02 per share. Stock-based compensation was not required to be expensed under GAAP in the same quarter last year, accordingly, in order to compare the year over year EPS excluding stock-based compensation expenses, the Company’s non-GAAP earnings per share for the third quarter were $0.16, on a fully diluted basis, as compared to $0.06 for the third quarter of fiscal 2005. (See “GAAP to non-GAAP Reconciliation” below for further information on non-GAAP measure).

“Our results this quarter illustrate improving sales execution in a receptive IT market. At constant currency rates, overall revenues grew 26% in the U.S. and 30% in Europe, driven by strong product license revenue growth,” said Pierre Haren, Chairman and CEO of ILOG. “The strategic value of our rules and optimization products to our customers is reflected not only in our license revenue growth, but also in the increased number of larger deals. Our business strategy is delivering the revenue growth we need to reach satisfactory profitability levels.”

Company-wide, year over year license and maintenance revenues grew 18%, led by 33% growth for ILOG’s Business Rule Management System (BRMS) and 22% for the Company’s Optimization products. The Visualization product line experienced a 16% decline.

ILOG solutions continue to deliver business value for large strategic initiatives at leading Global 2000 companies, such as IT modernization based on service-oriented architectures (SOA), and for major planning and scheduling projects. Seven of the top 10 deals were for ILOG’s BRMS products and included business from Essilor, the world’s leading provider of corrective lenses, which selected ILOG Rules for .NET as the standard rules platform for its SOA initiative. Other large BRMS deals were from a leading information management system provider, and from online retailing giant, which extended its commitment to ILOG JRules and added ILOG Rules for .NET for several key corporate initiatives aimed at improving consistency, automation and security.

Major optimization customers this quarter included the U.S. Postal Service, which expands its use of ILOG CPLEX for a new transportation planning and scheduling solution being built by IBM Global Services. In addition, after a month of successful testing, one of ILOG’s PowerOps optimization solutions was accepted at a 300 millimeter semiconductor manufacturing plant.

ILOG also achieved 23% year over year growth in revenues from professional services, driven largely by BRMS engagements that leverage ILOG’s proprietary methodology for lowering risk and accelerating the deployment of BRMS applications.

In a significant move this quarter, ILOG launched the latest release of its flagship BRMS product, ILOG JRules. By providing strong support for both business and IT users, JRules 6 eliminates important trade-offs imposed by current BRMS products. This represents a major leap forward in business user empowerment and business-IT alignment. “We believe JRules 6, with its many innovative, industry-first features, combined with our leadership position and the increasing support of our Business Process Management (BPM) partners, place us in a favorable position to expand the business rules market,” added Haren.

Business Outlook

Given the current sales pipeline and assuming the continuation of a favorable IT environment, ILOG management is forecasting revenues in the range of between $34 million and $37 million, and earnings per share of between $0.00 and $0.10 for the fourth quarter of fiscal 2006. These results are compared to revenues of $32.6 million and earnings per share of $0.08 in the fourth quarter of fiscal 2005.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Time or 4 p.m. European Time to discuss the contents of this release. To listen or participate, please visit http://www.ilog.com/corporate/investor. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results; competition in our industry; the extended length of our sales cycle which impacts our ability to forecast product lines; our dependence on certain major independent software vendors; our investments in vertical markets; the increasing number of fixed price consulting agreements; whether our investment in our sales and marketing forces is adequate under the circumstances; changing market requirements; our ability to provide professional services activities that satisfy customer expectations; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; changes in tax laws or an adverse tax audit; our significant dependence on our proprietary technology; the impact of intellectual property infringement disputes; the impact of dilutive share issuances or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions; changes in accounting principles; and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

ILOG S.A.

Consolidated Statements of Operations (unaudited)

(figures in italics are in euros and IFRS)

	Three Months Ended			Nine Months Ended
	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31
	2006	2005	2006	2006	2005	2006
	(In thousands, except for per share data)
Revenues:
License fees	$ 20,252	$ 16,524	€ 16,835	$ 50,336	$ 50,476	€ 41,826
Maintenance	9,270	8,523	7,711	28,146	25,246	23,387
Professional Services	7,860	6,385	6,540	20,669	17,026	17,177
Total revenues	37,382	31,432	31,086	99,151	92,748	82,390

Cost of revenues:
License fees	326	192	270	777	696	644
Maintenance	1,144	1,055	949	3,180	2,898	2,629
Professional Services	6,709	5,248	5,568	16,755	13,988	13,847
Total cost of revenues	8,179	6,495	6,787	20,712	17,582	17,120

Gross profit	29,203	24,937	24,299	78,439	75,166	65,270

Operating expenses:
Marketing and selling	14,821	13,332	12,279	41,705	39,649	34,343
Research and development	8,281	7,305	6,853	20,724	20,105	17,015
General and administrative	3,645	3,262	3,007	11,682	10,142	9,546
Total operating expenses	26,747	23,899	22,139	74,111	69,896	60,904

Income (loss) from operations	2,456	1,038	2,160	4,328	5,270	4,366
Net interest income and other	303	359	240	653	918	410
Income (loss) before taxation	2,759	1,397	2,400	4,981	6,188	4,776
Income taxes	5	325	4	184	945	152
Net income (loss)	$ 2,754	$ 1,072	€ 2,396	$ 4,797	$ 5,243	€ 4,624

Earnings per share
- Basic	$ 0.15	$ 0.06	€ 0.13	$ 0.27	$ 0.30	€ 0.26
- Diluted	$ 0.14	$ 0.06	€ 0.13	$ 0.25	$ 0.28	€ 0.24

Share and share equivalents used in per share calculations
- Basic	18,053	17,812	18,053	17,972	17,769	17,972
- Diluted	19,021	18,995	19,021	18,928	18,640	18,928

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and IFRS)

	Mar 31	June 30	Mar 31
	2006	2005	2006
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$56,905	$61,730	€53,111
Short-term investments	7,380	-
Accounts receivable	30,750	28,899	25,405
Other receivables and prepaid expenses	9,465	7,363	7,792
Total current assets	104,500	97,992	86,308

Property and equipment - net and other assets	8,032	7,819	6,673

Total assets	$112,532	$105,811	€92,981

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$21,570	$23,158	€17,812
Current debt	373	429	308
Deferred revenue	25,389	22,782	20,979
Total current liabilities	47,332	46,369	39,099

Long-term portion of debt	270	361	223
Other liabilities	843	681	1,100
Total liabilities	48,445	47,411	40,422

Shareholders' equity:
Paid-in capital	91,257	85,456	45,398
Treasury stock	(5,864)	(713)	(4,849)
Accumulated deficit and other comprehensive income	(21,306)	(26,343)	12,010
Total shareholders' equity	64,087	58,400	52,559

Total liabilities and shareholders' equity	$112,532	$105,811	€92,98

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and IFRS)

	Nine Months Ended
	Mar 31	Mar 31	Mar 31
	2006	2005	2006
	(In thousands)
Cash flow from operating activities:
Net Income	$4,797	$5,243	€4,624
Depreciation and amortization	1,967	2,384	1,600
Share-based compensation	2,126		1,004
Unrealized gain / (loss) on derivative instruments	(110)	(9)	(86)
Change in working capital	(2,320)	(1,099)	(1,783)
Net cash provided by operating activities	6,460	6,519	5,359

Cash flows from investing activities:
Acquisition of fixed assets and business	(2,012)	(4,228)	(1,652)
Sale (Purchase) of short term investments, net	(7,471)	-	-
Net cash used for investing activities	(9,483)	(4,228)	(1,652)

Cash flows from financing activities:
Repayment of capital lease obligations	(387)	(449)	(322)
Cash proceeds from issuance of shares	3,702	2,960	3,077
Purchase of treasury stock	(5,151)	-	(4,264)
Net cash provided by / (used for) financing activities	$(1,836)	$2,511	€(1,509)

Impact of exchange rate changes on cash and cash equivalents	34	2,604	(138)

Net increase (decrease) in cash, cash equivalents	(4,825)	7,406	2,061
Cash and cash equivalents, beginning of period	61,730	52,220	51,050
Cash and cash equivalents, end of period	$56,905	$59,626	€53,111

Discussion of Income Statement for the Quarter Ended March 31, 2006

Revenues and Gross Margin

Revenues in the quarter increased to $37.4 million from $31.4 million, or by 19%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 24%.

Revenues by region were as follows:

	Three Months Ended
	Mar 31	Mar 31	Change
	2006	2005	As Reported	Constant $
North America	$ 18,515	$ 14,641	26%	26%
Europe	15,508	13,040	19%	30%
Asia	3,359	3,751	-10%	-7%
Total revenues	$ 37,382	$ 31,432	19%	24%

License fee revenues increased by 23% compared to the same quarter last year. This increase was driven by significant growth in Europe and the US, with both rules and optimization license revenues posting strong increases. Maintenance revenues grew by 9% in the quarter compared to the same quarter last year, due to the growing installed base of ILOG customers.

BRMS combined license and maintenance revenue represents 44% of the total license and maintenance revenue, optimization 39%, and visualization 17%, as compared to 39%, 37% and 24%, respectively, last year.

Professional services revenues continued to grow, with an increase of 23% in the quarter compared to the same quarter last year. Growth has benefited from the first result of the implementation of a real-time planning and scheduling application for a major customer in the semi-conductor industry. Professional services gross margin for the quarter is 15% compared to 18% in the same period in the preceding year and close to the average 16% rate observed during fiscal 2005. This slightly lower margin derives from a lower utilization of staff consultants.

Operating Expenses

Operating expenses increased 12% over the same quarter in the prior year is primarily due to an increase in hiring, salary adjustments and the impact of stock-based compensation as a result of the implementation of SFAS 123R. This increase was offset by the 8% strengthening of the dollar against the euro year over year, as over half of the Company’s expenses are denominated in euros. Marketing and selling expenses for the quarter were impacted by high incentive payments due to strong performance in the U.S. and Europe.

On March 31, 2006, the Company had 729 employees, compared to 650 a year earlier. One of the reasons for this increase is related to the hiring of 28 people in support of the professional services organization.

Discussion of Income Statement for the Nine Months Ended March 31, 2006

Revenues and Gross Margin

Revenues in the nine-month period increased to $99.2 million from $92.7 million, or by 7%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 10%.

Revenues by region were as follows:

	Nine Months Ended
	Mar 31	Mar 31	Change
	2006	2005	As Reported	Constant $
North America	$ 48,972	$ 46,882	4%	4%
Europe	41,060	37,033	11%	19%
Asia	9,119	8,833	3%	6%
Total revenues	$ 99,151	$ 92,748	7%	10%

European revenue growth reflects the growing interest in BRMS, which has led to higher license and consulting activity.

Overall combined license and maintenance revenues grew as compared to the first nine months of last fiscal year, with increases of the optimization and BRMS product lines offset by a decrease of the visualization product line. In the nine-month period, the BRMS, optimization and visualization product lines represent 42%, 39% and 19%, respectively, of the combined license and maintenance revenues, as compared to 38%, 37% and 25% a year ago.

Overall maintenance revenues increased by 11% compared to last year, reflecting the growing installed base of ILOG licensees.

Professional services increased by 21%, year over year, reflecting the Company’s promotion of more services to help customers develop applications with ILOG’s BRMS. For the nine-month period, gross margin for professional services increased to 19%, as compared to 18% last year.

Operating Expenses

The 6% increase, during the nine-month period, in operating expenses over the prior year is primarily due to an increase in hiring, salary adjustments and the impact of stock-based compensation as a result of the implementation of SFAS 123R. This increase was partly offset by the 6% year-over-year strengthening of the dollar against the euro, as more than half of the Company’s expenses are denominated in euros.

In addition to the above factors, the 5% increase in marketing and selling expenses for the nine-month period was partially offset by a reduction in incentive payments due to the lower performance in the U.S. in the first half of the fiscal year.

Research and development expenses for the nine-month period have been reduced by a $1.5 million tax credit in France for research costs incurred in calendar 2004 and 2005.

General and administrative expenses increased by 15% for the nine-month period over the same period in the prior year primarily due to the costs of the warrants granted to ILOG directors and additional audit fees required by new regulations in the U.S. and in France.

Income Taxes

The lower income tax expense amounted to $0.2 million compared to $0.9 million in the prior year. The current nine-month period income tax expense is mainly due to the profitability of the Company’s activity in Germany.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position amounted to $64.3 million at March 31, 2006 and was up from $61.7 million at the close of the last fiscal year on June 30, 2005. Net of amounts used to finance additional working capital needs, operating activities provided $6.5 million of cash as a result of the profitability incurred for the nine-month period. Investing activities for the nine-month period, excluding short-term investments in cash, amounted to $2.0 million and included an investment in a partnership with Soft Computing in the first quarter of fiscal 2006 for an amount of $0.6 million. Cash used for financing activities netted $1.8 million and included the acquisition of treasury stocks in the amount of $5.2 million partially offset by proceeds from the exercise of stock options in the amount of $3.7 million. Accounts receivable as of March 31, 2006 were 68 days sales outstanding as opposed to 78 days one year earlier.

As of March 31, 2006, shareholders’ equity was $64.1 million, an increase of $5.7 million from $58.4 million at June 30, 2005, mainly reflecting the Company’s profitability during the nine-month period. On March 31, 2006, the Company had 18,453,296 shares issued and outstanding, compared to 18,005,407 at June 30, 2005, due to the exercise of 447,889 stock options.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and therefore are not comparable with previous publications in euros prepared in accordance with accounting principles generally accepted in France. Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

GAAP to non-GAAP Reconciliation

ILOG management evaluates and makes operating decisions using various operating measures. These measures are generally based on the revenues of its products, maintenance and services business operations and certain costs of those operations, such as cost of revenues, research and development, sales and marketing and general and administrative expenses. One such measure is non-GAAP net income (loss), which is a non-GAAP financial measure under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. This measure consists of GAAP net income (loss) excluding stock-based compensation expense. Non-GAAP net income (loss) is adjusted by the amount of additional taxes or tax benefit that the company would accrue if it used non-GAAP results instead of GAAP results to calculate the company's tax liability.

Management believes it is useful in measuring ILOG's operations to exclude stock-based compensation expense, which is a non-cash charge recorded in the income statements for the first time this nine-month period ended March 31, 2006 as a result of the implementation of SFAS 123 (revised 2004). Management believes that non-GAAP net income (loss) provides useful supplemental information to management and investors regarding the performance of the company's business operations and facilitates comparisons to our historical operating results. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with their most directly comparable GAAP financial results.

The following table reconciles the specific items excluded from GAAP in the calculation of non-GAAP net income for the periods shown below:

	Three Months Ended		Nine Months Ended
	Mar 31	Mar 31	Mar 31	Mar 31
	2006	2005	2006	2005
	(In thousands, except per share data)
Net income	$ 2,754	$ 1,072	$ 4,797	$ 5,243

Net income per ordinary share and ADS
Basic	0.15	0.06	0.27	0.30
Diluted	0.14	0.06	0.25	0.28

Ordinary shares used in computing EPS
Basic	18,053	17,812	17,972	17,769
Diluted	19,021	18,995	18,928	18,640

Stock-based compensation
Cost of license fees	1		6
Cost of maintenance	6		30
Cost of professional services	35		165
Marketing and selling	140		676
Research and development	85		409
General and administrative	74		841
Stock-based compensation total	$ 341	$ -	$ 2,127	$ -

Non-GAAP net income	$ 3,095	$ 1,072	$ 6,924	$ 5,243

Non-GAAP EPS
Basic	0.17	0.06	0.39	0.30
Diluted	0.16	0.06	0.37	0.28

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG and CPLEX are registered trademarks. BRMS, JRules, Rules for .NET and PowerOps are trademarks of ILOG.